UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                                  TOROTEL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    891305104
                                 (CUSIP Number)

                               BASIL P. CALOYERAS
                               C/O MAGNETIKA, INC.
                             2041 WEST 139TH STREET
                                GARDENA, CA 90249
                                 (310) 527-8100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communication)

                                 With a copy to:
                             HOWARD Z. BERMAN, ESQ.
                              ARA A. BABAIAN, ESQ.
                           ERVIN, COHEN & JESSUP, LLP
                      9401 WILSHIRE BOULEVARD, NINTH FLOOR
                             BEVERLY HILLS, CA 90212
                                 (310) 273-6333

                                 APRIL 17, 2007
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A                      Page 2 of 8



CUSIP No.           891305104
------------------- ------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Basil P. Caloyeras
------------------- ------------------------------------------------------------

       2.           Check the Appropriate Box if a Member of a Group (See
                    Instructions)

                    (a) [X]

                    (b)
------------------- ------------------------------------------------------------

       3.           SEC Use Only
------------------- ------------------------------------------------------------

       4.           Source of Funds (See Instructions): PF
------------------- ------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------- ------------------------------------------------------------

       6.           Citizenship or Place of Organization: United States
------------------- ------------------------------------------------------------

Number of Shares    7.  Sole Voting Power:  769,666
                    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power: 228,505
                    ------------------------------------------------------------
Owned by Each       9.  Sole Dispositive Power: 769,666
                    ------------------------------------------------------------
Reporting
Person With         10. Shared Dispositive Power: 228,505
------------------- ------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person: 998,171
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11): 18.6%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions): IN
------------------- ------------------------------------------------------------

                                 SCHEDULE 13D/A                      Page 3 of 8



CUSIP No.           891305104
------------------- ------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Aliki S. Caloyeras
------------------- ------------------------------------------------------------

       2.           Check the Appropriate Box if a Member of a Group (See
                    Instructions)

                    (a) [X]

                    (b)
------------------- ------------------------------------------------------------

       3.           SEC Use Only
------------------- ------------------------------------------------------------

       4.           Source of Funds (See Instructions): PF
------------------- ------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------- ------------------------------------------------------------

       6.           Citizenship or Place of Organization: United States
------------------- ------------------------------------------------------------

Number of Shares    7.  Sole Voting Power:  769,667
                    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power: 228,505
                    ------------------------------------------------------------
Owned by Each       9.  Sole Dispositive Power: 769,667
                    ------------------------------------------------------------
Reporting
Person With         10. Shared Dispositive Power: 228,505
------------------- ------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person: 998,172
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11): 18.6%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions): IN
------------------- ------------------------------------------------------------

                                 SCHEDULE 13D/A                      Page 4 of 8



CUSIP No.           891305104
------------------- ------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Alexandra Z. Caloyeras
------------------- ------------------------------------------------------------

       2.           Check the Appropriate Box if a Member of a Group (See
                    Instructions)

                    (a) [X]

                    (b)
------------------- ------------------------------------------------------------

       3.           SEC Use Only
------------------- ------------------------------------------------------------

       4.           Source of Funds (See Instructions): PF
------------------- ------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------- ------------------------------------------------------------

       6.           Citizenship or Place of Organization: United States
------------------- ------------------------------------------------------------

Number of Shares    7.  Sole Voting Power:  769,667
                    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power: 228,505
                    ------------------------------------------------------------
Owned by Each       9.  Sole Dispositive Power: 769,667
                    ------------------------------------------------------------
Reporting
Person With         10. Shared Dispositive Power: 228,505
------------------- ------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person: 998,172
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11): 18.6%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions): IN
------------------- ------------------------------------------------------------

                                 SCHEDULE 13D/A                      Page 5 of 8


This Amendment No. 7 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Basil P. Caloyeras, Aliki S. Caloyeras and Alexandra Z. Caloyeras, who we refer to collectively as the Reporting Persons, and refers only to information which has materially changed since the filing of the Amendment No. 6 to Schedule 13D on October 17, 2006. The items identified below, or the particular paragraphs of the items that are identified below, are amended to add the information as set forth below.

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, par value $0.01 per share, which we refer to in this statement as the Common Stock, of Torotel, Inc., a Missouri corporation. Torotel's principal executive offices are located at 620 North Lindenwood Drive, Olathe, Kansas 66062.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed jointly by the Reporting Persons, each of whom is a citizen of the United States. The business address of each of the Reporting Persons is 2041 West 139th Street, Gardena, California 90249. Basil P. Caloyeras is Vice President of Magnetika, Inc., an electronic component manufacturer. Magnetika's address is 2041 West 139th Street, Gardena, California 90249. Aliki
S. Caloyeras is a graduate student at the University of Pennsylvania.  Alexandra
Z. Caloyeras is Assistant Director of Basic Trust, a non-profit organization that is a day care center. Basic Trust's address is 225 West 99th Street, New York, New York 10025.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Any future purchases of Common Stock by one or more of the Reporting Persons will be made with the personal funds of the Reporting Persons, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

OPTION AGREEMENT

On April 17, 2007, the Reporting Persons and Caloyers Family Partnership (NV), LLC, a Nevada limited liability company, which we refer to as the Family Partnership, entered into an option agreement with Torotel. Under the terms of the option agreement, the Reporting Persons and the Family Partnership granted to Torotel, until July 31, 2007, the option for Torotel to purchase all, but not less than all, of the 2,537,505 shares of Common Stock owned by the Reporting Persons and the Family Partnership, for a cash purchase price of $0.70 per share, subject to the provisions of the option agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference. Under the terms of the option agreement, Mr. Caloyeras dismissed without prejudice the action captioned Basil Caloyeras v. Torotel, Inc., No. 06-2485-KHV (U.S. District Court, District of Kansas), has agreed to obtain mutual releases of all claims in the event the shares are purchased pursuant to this option, and has covenanted not to sue prior to July 31, 2007, in consideration for Torotel agreeing to certain terms and conditions as set forth in the option agreement.

The option agreement provides that neither Torotel nor any of its subsidiaries or affiliates will, prior to July 31, 2007: (i) issue any shares, restricted or otherwise, of capital stock of Torotel; (ii) grant any options to purchase any shares of capital stock of Torotel; (iii) enter in any new employment agreements to which Torotel will be a party; (iv) modify, amend or alter any employment agreements to which Torotel is a party as of the date of the option agreement; or (v) effect a merger, recapitalization, reorganization or other corporate transaction which would have the effect of diluting the percentage interest of the Reporting Persons and the Family Partnership in Torotel.

As set forth in the option agreement, Torotel will use its commercially reasonable efforts to obtain financing on acceptable terms to allow Torotel to purchase the shares of Common Stock owned by the Reporting Persons and the Family Partnership.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock if Torotel does not exercise the option, consistent with his or her investment purpose, each Reporting Person at any time and from time to time after July 31, 2007 may acquire additional Common Stock or dispose of any or all of his or her Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, if Torotel does not exercise the option by July 31, 2007, the Reporting Persons may engage in communications with one or more of Torotel's shareholders, officers and/or members of Torotel's
Board of Directors and/or Torotel's representatives regarding Torotel, including, but not limited to, its operations and potential strategies to increase shareholder value. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by the Reporting Persons or others of additional Common Stock, an extraordinary corporate transaction involving Torotel, amendment of Torotel's Articles of Incorporation, which we refer to as the Articles, and/or Amended and Restated By-Laws, which we refer to as the By-Laws, termination of employment agreements with Torotel's management and/or changes in Torotel's Board of Directors or management.

SHAREHOLDER PROPOSALS

On April 20, 2007, Basil P. Caloyeras submitted a proposal to Torotel requesting that Torotel's shareholders be given the opportunity, at Torotel's Annual Meeting of Shareholders to be held on September 17, 2007, which we refer to as the Annual Meeting, to approve amending Article Nine of the Articles and adding a new article to the Articles. If approved, the amendment would provide that only a majority of Torotel's shareholders will have the power to make, alter, amend, suspend or repeal the By-Laws.

On April 20, 2007, Aliki S. Caloyeras submitted a proposal to Torotel requesting that Torotel's shareholders be given the opportunity, at the Annual Meeting, to approve amending Article Six of the Articles and adding a new article to the Articles. If approved, the amendment would reduce the number of directors from seven to five.

On April 20, 2007, Alexandra Z. Caloyeras submitted a proposal to Torotel requesting that Torotel's shareholders be given the opportunity, at the Annual Meeting, to approve adding a new article to the Articles. If approved, the amendment would give shareholders the full power under law to submit matters for voting at an annual meeting of Torotel's shareholders.

DIRECTOR NOMINATIONS

On April 20, 2007, Mr. Caloyeras also nominated the following two individuals to serve as directors of Torotel to hold office in accordance with the By-Laws:
Basil P. Caloyeras and George Lewis Smith.

Except to the extent the foregoing disclosure set forth in this Item 4 may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a), (b) As of the date of the filing of this statement, Basil P. Caloyeras, in the aggregate, beneficially owns 998,171 shares of the Common Stock, which is approximately 18.6% of the Common Stock believed to be outstanding. As of the date of the filing of this statement, each of Aliki S. Caloyeras and Alexandra Z. Caloyeras, in the aggregate, beneficially owns 998,172 shares of the Common Stock, which is approximately 18.6% of the Common Stock believed to be outstanding. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares held by him or her, respectively, except that the Reporting Persons share voting and dispositive power with respect to the 228,505 shares held by the Family Partnership.

              The percentages indicated in this Item 5 are based on the total shares outstanding of Common Stock as reported in Torotel's Quarterly Statement on Form 10-QSB filed with the Securities and Exchange Commission on March 16, 2007. According to this Quarterly Report, Torotel had outstanding 5,376,590 shares of Common Stock as of March 14, 2007.

   (c) On September 27, 2006, the Family Partnership made an open market purchase of 105 shares of Common Stock at $0.43 per share. The Reporting Persons share voting and dispositive power with respect to the shares of Common Stock held by the Family Partnership.

   (d), (e)   None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 4, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships that are required to be reported by Item 6 of Schedule 13D.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 10.1 listed below is filed with this statement. Exhibits 24.1 and 24.2 listed below were previously filed as Exhibits 24.1 and 24.2, respectively, to Amendment No. 3 to Schedule 13D filed by the Reporting Persons on September 19, 2005, and are incorporated herein by reference.

Exhibit 10.1          Purchase Option Settlement
Exhibit 24.1          Power of Attorney of Aliki S. Caloyeras
Exhibit 24.2          Power of Attorney of Alexandra Z. Caloyeras

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 27, 2007

                               /s/ Basil P. Caloyeras
                               -------------------------------------------------
                               Basil P. Caloyeras



                               * /s/ Basil P. Caloyeras
                               -------------------------------------------------
                               Aliki S. Caloyeras



                               * /s/ Basil P. Caloyeras
                               -------------------------------------------------
                               Alexandra Z. Caloyeras



                               *By:  /s/ Basil P. Caloyeras
                                    --------------------------------------------
                                     Basil P. Caloyeras, Attorney-in-Fact